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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                               COSTAR GROUP, INC.
                               ------------------
                                (Name of Issuer)

                          Common Stock, Par Value $.01
                          ----------------------------
                         (Title of Class of Securities)

                                   22160N 10 9
                                   -----------
                                 (CUSIP Number)

                             Carla J. Garrett, Esq.
                                 General Counsel
                               CoStar Group, Inc.
                              7475 Wisconsin Avenue
                            Bethesda, Maryland 20814
                                 (301) 215-8300
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 10, 2000
                                -----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 3 Pages

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CUSIP NO. 22160N 10 9                 13D                      Page 2 of 3 Pages


------------------------------------------------------------
1. NAMES OF REPORTING PERSON

       Michael R. Klein

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
       (SEE INSTRUCTIONS)        (a) [ ]
                                 (b) [ ]

------------------------------------------------------------
3. SEC USE ONLY

------------------------------------------------------------
4. SOURCE OF FUNDS
       (SEE INSTRUCTIONS)

       OO

------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)   [ ]

------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

       United States
--------------------------------------------------------------------------------
                     7. SOLE VOTING POWER

NUMBER OF                   1,796,059
SHARES
BENEFICIALLY         -----------------------------------------------------------
OWNED BY EACH        8. SHARED VOTING POWER
PERSON WITH
                            28,992

                     -----------------------------------------------------------
                     9. SOLE DISPOSITIVE POWER

                            1,796,059
                     -----------------------------------------------------------
                     10. SHARED DISPOSITIVE POWER

                            28,992

--------------------------------------------------------------------------------

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,825,051

------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                               [ ]

------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       11.9%

------------------------------------------------------------
14. TYPE OF REPORTING PERSON

       IN


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CUSIP NO. 22160N 10 9                 13D                      Page 3 of 3 Pages


       This Amendment 1 to Schedule 13D filed by Michael R. Klein amends and supplements the report on Schedule 13D originally filed with the Securities and Exchange Commission on July 17, 1998 (the "Schedule 13D"), with respect to the beneficial ownership of shares of common stock, par value $.01 per share (the "Common Stock"), of CoStar Group, Inc. (former name, Realty Information Group, Inc.), a Delaware corporation (the "Company"). This Amendment is being filed to reflect a sale of Common Stock by Mr. Klein and an increase in the number of outstanding shares of Common Stock that together have decreased Mr. Klein's percentage ownership of Common Stock.

The following item is amended and restated in its entirety.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

       (a) Mr. Klein may be deemed the beneficial owner of 1,825,051 shares (11.9%) of Common Stock. This includes 45,450 shares of Common Stock issuable upon a warrant exercisable within 60 days. It also includes (i) 14,496 shares of Common Stock held in trust by Mr. Klein and Stephanie Klein for the benefit of Sarah Klein and Hannah Klein, Mr. Klein's nieces; and (ii) 14,496 shares of Common Stock held in trust by Peter Klein and Roy Fabry for the benefit of Nicholas Klein and Alexander Klein, Mr. Klein's sons. Mr. Klein disclaims beneficial ownership of the shares held in trust for his nieces and sons.

       (b) Mr. Klein has the sole power to vote or direct the disposition of 1,796,059 shares of Common Stock. Mr. Klein has the shared power to vote or direct the disposition of 14,496 shares of Common Stock held in trust by him and Stephanie Klein for the benefit of his nieces, and may be deemed to have the shared power to vote or direct the disposition of 14,496 shares of Common Stock held in trust by others for the benefit of his sons. Mr. Klein disclaims beneficial ownership of the shares held in trust for his nieces and sons.

       (c) On May 5, 1999, Mr. Klein sold 300,000 shares of Common Stock as a selling shareholder in a registered public offering by the Company. The shares were purchased by the underwriters of the offering at a net price per share of $32.60.

       (d) Stephanie Klein may be deemed to share the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, 14,496 shares of Common Stock held in trust by Mr. Klein and Stephanie Klein for the benefit of Mr. Klein's nieces. Peter Klein and Roy Fabry may be deemed to share the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, 14,496 shares of Common Stock held in trust by them for the benefit of Michael R. Klein's sons. Mr. Klein disclaims beneficial ownership of the shares held in trust for his nieces and sons.

                                    SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                            Dated: February 18, 2000

                            /s/ Michael R. Klein
                            --------------------
                            Michael R. Klein